Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (503) 985-5800

Timothy P. Boyle
President and Chief Executive Officer
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

> **Re: Columbia Sportswear Company**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 0-23939**

Dear Mr. Boyle:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance Guidelines and Independence, page 4

1. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See Item 407(a)(3) and Instruction 3 to Item 407(a) of Regulation S-K.

Director Nomination Policy, page 5

2. Please describe the nominating and corporate governance committee's process for identifying director nominees, and discuss any differences in the manner in which the nominating and corporate governance committee evaluates nominees for director based on whether the nominee is recommended by a security holder. See Item 407(c)(2)(vi) of Regulation S-K.

Related Transactions Approval Process, page 5

3. Please describe what constitutes a "related person transaction" instead of referring to the Securities and Exchange Commission rules. Clarify whether the policies and procedures for the review, approval or ratification of transactions with related persons are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 10

4. You indicate that you set compensation based on the achievement of individual objectives. Please provide further analysis regarding the manner in which you consider the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

Compensation Process, page 10

5. Please describe the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K. You have indicated that PricewaterhouseCoopers performs certain duties "[a]mong other things;" please clearly disclose the nature of its duties.

6. You state that you use multiple compensation survey sources and a "modified survey group." To the extent that you engaged in benchmarking against the companies in the modified survey group or any of the other surveys you have discussed, please identify the components of each peer group. See Item 402(b)(2)(xiv) of Regulation S-K.

Weighting of Elements, page 11

7. You indicate that you review each named executive officer's "potential total compensation at target performance levels." Please clarify which definition of total compensation you are using in this discussion, i.e., the definition in Item 402 of Regulation S-K or total direct compensation that you have defined on page 11.

8. You have not provided quantitative disclosure of the financial goals that the compensation committee established for the executive incentive compensation plan or the equity-based incentives. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors rather than simply indicating, as you do on page 14, that the compensation committee sets the minimum and maximum levels of the performance metrics "so that the relative difficulty of achieving these levels is consistent over each three-year performance period." Please see Instruction 4 to Item 402(b) of Regulation S-K.

9. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. Please explain in an easier-to-understand format how you calculate the amount of short-term incentive compensation and restricted stock units that named executive officers could receive. Your disclosure regarding these elements of compensation is somewhat difficult to understand without attaching values to the factors you consider. Please consider including an example with hypothetical or actual values or providing tabular disclosure.

10. You state that the compensation committee has discretion to reduce the amount of an executive incentive compensation plan award. Please discuss whether the compensation committee has discretion to increase the size of any award, including the equity-based awards, and whether it did. With respect to the equity incentive, also discuss whether the compensation committee may reduce the amount of the award and whether it did. See Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page 16

11. With respect to the amount disclosed for "All Other Compensation," please specify the types of compensation received by each of the named executive officers instead of including a list of various types of compensation that may be included "as applicable" for the different named executive officers.

Director Summary Compensation Table, page 21

12. You increased annual director compensation on May 18, 2006. Please discuss all fees applicable during the last fiscal year and any prospective changes to director compensation.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel